Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

	Six months ended
	June 30, 2014		June 30, 2013
	(in thousands and as a percentage of total revenues) (Unaudited)
Revenues	$65,354	100%	$58,743	100%
Cost of revenues	50,424	77.2	44,329	75.5
Gross profit	14,930	22.8	14,414	24.5
Operating expenses:
Sales and marketing	6,274	9.6	4,530	7.7
General and administrative	5,137	7.9	5,199	8.9
Total operating expenses	11,411	17.5	9,729	16.6
Operating income	3,519	5.4	4,685	8.0
Financial income (expenses), net	(370)	(0.6)	(269)	(0.5)
Income before taxes on income	3,149	4.8	4,416	7.5
Income taxes	795	1.2	1,112	1.9
Net income	$2,354	3.6	$3,304	5.6

Revenues.  Revenues were $65.4 million for the six months ended June 30, 2014, an increase of 11.3% from $58.7 million for the six months ended June 30, 2013.  In terms of our six months revenue breakdown, revenues from our content management and distribution services amounted to $59.7 million and our mobile satellite services (MSS) contributed $5.7 million.  This compares to $53.5 million and $5.2 million in the parallel period in 2013, representing growth of 12% and 10% respectively.

The main growth in our content management and distribution services derived primarily by the growth in content management and content preparation services  and our core 24/7 permanent services.

Following is the six months revenue breakdown by the geographical location of our customers as a percentage of total revenues:

	Six months ended
Region	June 30, 2014	June 30, 2013
Europe	42%	40%
North America	28%	30%
Asia	13%	11%
Middle East other than Israel	8%	8%
Israel	6%	8%
Rest of the world	3%	3%

Cost of Revenues.  Cost of revenues represents costs directly related to the operation of  our network, including payments for network services (primarily satellite services and fiber capacity), salaries,  teleports operational expenses  and depreciation of facilities , transmission and playout equipment. The principal component of cost of revenues is the monthly fees paid to network service providers, such as satellite space segment and fiber network leases and teleport services. We lease our space segment capacity pursuant to long term contracts.  Cost of revenues was $50.4 million for the six months ended June 30, 2014, an increase of 14% from $44.3 million for the six months ended June 30, 2013.  As a percentage of total revenues, cost of revenues increased from 75.5% in the six months ended June 30, 2013 to 77.2% in the six months ended June 30, 2014.

Network services costs were $37.5 million in the six months ended June 30, 2014, an increase of $3.8 million, or 11%, from $33.7 million in the six months ended June 30, 2013.  The $37.5 million network services costs incurred in the six months ended June 30, 2014 consist of $32.9 million of expenses related to our content management and distribution services, an increase of $2.9 million, or 10%, compared to the six months ended June 30, 2013, and $4.6 million of expenses related to the cost of MSS network and transmission services from third parties, an increase of $0.9 million, or 24.3%, compared to the six months ended June 30, 2013.

Sales and Marketing Expenses. Sales and marketing expenses increased 38.5% to $6.3 million, or 9.6% of revenues, in the six months ended June 30, 2014 compared to $4.5 million, or 7.7% of revenues, in the six months ended June 30, 2013.  The increase in sales and marketing expenses derived from activities we are performing in order to implement our growth strategy such as geographic expansion and upper tier penetration costs.

General and Administrative Expenses.  General and administrative expenses decreased 1.2% to $5.1 million, or 7.9% of revenues, in the six months ended June 30, 2014 compared to $5.2 million, or 8.9% of revenues, in the six months ended June 30, 2013.

Our operating expenses include certain variable costs that vary directly, or substantially directly, with the volume of our revenues, mainly commissions paid to our agents and our direct sales force. The increase in operating expenses is mainly due to the JCA acquisition completed in September 2013.

Financial Income (Expenses), Net. Financial expenses, net were $0.4 million in the six months ended June 30, 2014, compared to financial income, net, of $0.3 million in the six months ended June 30, 2013, mainly driven by changes in fair value of derivatives.

Income Taxes.  Income taxes were $0.8 million in the six months ended June 30, 2014, a decrease of $0.3 million from $1.1 million in the six months ended June 30, 2013.  The decrease was due to the decrease in income before taxes on income from $4.4 million in the six months ended June 30, 2013 to $3.1 million in the six months ended June 30, 2014.

Net Income.  Net income was $2.4 million in the six months ended June 30, 2014, a decrease of 29% from $3.3 million in the six months ended June 30, 2013.  The decrease is primarily due to lower utilization of satellite capacity available on the company’s global network.  In addition, foreign currency fluctuations had a negative impact during the six months ended June 30, 2014, especially movements of the U.S dollar against the Euro and NIS.

Segment Results.  For the six months ended June 30, 2014, our total revenues included $59.7 million of revenues derived from our content management and distribution services, an increase of $6.2 million, or 12%, compared to the six months period ended June 30, 2013.  For the six months ended June 30, 2014 our total revenues included $5.7 million of revenues derived from our MSS business, an increase of $0.5 million, or 10%, compared to the six months period ended June 30, 2013.

The gross profit of our content management and distribution services increased by $1.0 million or 7.4% to $14.2 million or 23.9% of revenues for the six months ended June 30, 2014, compared to $13.3 million or 24.8% of revenues for the six months ended June 30, 2013.

The gross profit of our MSS business decreased by $0.5 million or 40% to $0.7 million or 12% of revenues in the six months ended June 30, 2014, compared to $1.1 million or 21.7% of revenues in the six months ended June 30, 2013.

Liquidity and Capital Resources

Cash and Cash Equivalents. Cash and cash equivalents were $12.7 million at June 30, 2014, and $17.0 million at June 30, 2013.  The decrease from June 30, 2013 to June 30, 2014 was primarily attributable to a decrease in net cash provided by operating activities, as described below.

	Six months ended June 30,
	2014	2013
	(unaudited in thousands)

Statement of Cash Flows Data:
Net cash provided by operating activities	$4,227	$10,742
Net cash used in investing activities	(3,813)	(3,097)
Net cash used in financing activities	(1,908)	(2,775)
Translation adjustment on cash and cash equivalents	27	-
Increase (decrease) in cash and cash equivalents	(1,467)	4,870
Cash and cash equivalents — beginning of year	14,165	12,133
Cash and cash equivalents — end of period	$12,698	$17,003

Operating Activities

For the six months ended June 30, 2014, net cash provided by operating activities was $4.2 million, a decrease of $6.5 million from $10.7 million of net cash provided by operating activities for the six months ended June 30, 2013.  Our cash flow from operating activities were negatively impacted due to an increase of working capital of $3.5 million in the first half of 2014, compared with a  decrease of working capital of $1.9 million in the first half of 2013.  For the six months ended June 30, 2014 the increase in working capital was mainly due to an increase in accounts receivable, and a decrease in deferred income, compared to the six months ended June 30, 2013.

Investing Activities

During the six months ended June 30, 2014 we used $3.8 million, net, for investing activities compared to $3.0 million in the first half of 2013.  The increase in investing activities was mainly due to the securities available for sale in the first half of 2014 compared to the parallel period in 2013.

Financing Activities

During the six months ended June 30, 2014 and 2013, we paid dividends to our shareholders in the amount of $1.9 million and $2.8 million, respectively.